(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC File Number: 000-51026
☐ Form 10-D		CUSIP Number: 609839105
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Monolithic Power Systems, Inc.

Full name of registrant

Former name if applicable

983 University Avenue, Building A

Address of principal executive office (Street and number)

Los Gatos, CA 95032

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Monolithic Power Systems, Inc. (the “Registrant”) could not file its Form 10-K for the fiscal year ended December 31, 2005, on, or prior to, the prescribed due date of March 16, 2006, without unreasonable effort or expense. The principal reason for this delay results from the fact that, since January 2, 2006, the Registrant has had to invest considerable effort and expense to complete and file the restatement of the financial statements included in the Registrant’s Form 10-K for the fiscal year ended December 31, 2004 and the financial statements included in each of the Registrant’s Form 10-Qs for the first and second quarters of fiscal 2005 (the “Restatements”). In addition, the Registrant had to complete and file its Form 10-Q for the third quarter of fiscal 2005. The Restatements and the Form 10-Q for the third quarter of fiscal 2005 were filed with the SEC on March 9, 2006 and March 10, 2006, respectively. Because the efforts of the Registrant were focused on completing these Restatements and Form 10-Q by March 10, 2006, the Registrant did not have sufficient time and resources to prepare and review the Form 10-K for the fiscal year ended December 31, 2005 prior to the prescribed due date, and the Registrant is still in the process of providing information necessary for its independent registered public accounting firm to complete: (i) its audit of the Registrant’s financial statements for the fiscal year ended December 31, 2005, and (ii) its audit of management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2005 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the Public Company Accounting Oversight Board.

The Registrant currently anticipates that it will be able to file its Form 10-K within the additional 15 day period specified in Rule 12b-25(b)(2)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

C. Richard Neely, Jr. (Name)	(408) (Area Code)	357-6600 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 13, 2006, the Registrant furnished a Form 8-K to the Securities and Exchange Commission incorporating a press release that announced that the Registrant expects its revenue for the fourth quarter of 2005 to be $32.5 million, a 120% increase over revenue of $14.8 million in the fourth quarter of 2004, and its fiscal 2005 revenue to be $99.1 million, a 108% increase over revenue of $47.6 million in 2004.

As described in Part III, the Registrant is still in the process of completing the audit of its results of operations for the fiscal year ended December 31, 2005. As a result, the Registrant is unable to provide an estimate of its results of operations other than its revenues for the fourth fiscal quarter of 2005 and for the fiscal year ended December 31, 2005.

Notice Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including statements regarding the Registrant’s financial results for the fourth quarter and fiscal year ended December 31, 2005, the Registrant’s ability to complete its Form 10-K filing within the 15-day extension period, and the anticipated revenues that the Registrant expects to report in its Form 10-K filing. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Registrant’s independent registered public accounting firm of its audit of the Registrant’s financial statements for the fiscal year ended December 31, 2005 and its audit of management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting. These and other risks are set forth in more detail in the section entitled “Factors that May Affect Future Operating Results” under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 as filed with the SEC on March 10, 2006.

The Registrant assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Monolithic Power Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2006	By:	/s/ C. RICHARD NEELY, JR.
C. Richard Neely, Jr.
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).